

January 26, 2012

Mr. Scott W. Fordham
Chief Financial Officer
Behringer Harvard REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, TX 75001

> **Re:** **Behringer Harvard REIT I, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 8, 2011**
> **File No. 0-51293**

Dear Mr. Fordham:

We have reviewed your first response letter filed September 16, 2011 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

2. Summary of Significant Accounting Policies

Real Estate, page F-8

1. We have reviewed your response to comment number 8. Please provide to us additional information as to what threshold management determines is sufficiently below the estimated fair value renewal rate.

Form 8-K dated January 10, 2011

2. We note your response to comment 11 in our letter dated September 1, 2011 regarding our request for additional disclosure regarding estimated per share value. In future Exchange Act filings in which you disclose your estimated per share value, please include the following supporting disclosures:

- the process by which the value estimate was determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, the primary and secondary valuation methods used, any conflicts with third party advisors, and whether or not the final determination was consistent with the range of values provided by any third party advisor;
- a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;
- the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;
- the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and
- a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Sonia Barros, Special Counsel at (202) 551-3655 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief